Mail Stop 4561

December 22, 2008

Richard T. Haston
Executive Vice President and Chief Financial Officer
Cadence Financial Corporation
301 East Main Street
P.O. Box 1187
Starkville, Mississippi 39760

> **Re: Cadence Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2008**
> **File No. 1-15773**

Dear Mr. Haston:

We have completed our review of your preliminary proxy statement on Schedule 14A and
have no further comments.

Sincerely,

Gregory Dundas
Attorney Adviser